**Exhibit 99.1**

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

**FOR IMMEDIATE RELEASE**

## STAGE STORES ANNOUNCES FOURTH QUARTER EARNINGS RELEASE DATE AND CONFERENCE CALL INFORMATION

HOUSTON, TX, March 7, 2007 - Stage Stores, Inc. (NYSE: SSI) announced today that it will release its fourth quarter 2006 financial results at 6:00 a.m. Eastern Time on Wednesday, March 14, 2007.  The release of the Company's fourth quarter financial results will be followed by a conference call, which will be held at 8:30 a.m. Eastern Time on the same day.

Interested parties can participate in the Company's fourth quarter conference call by dialing 703-639-1417.  Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link.  A replay of the conference call will be available online until midnight on Friday, March 23, 2007.

### About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 655 stores located in 33 states.  The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states.  For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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